Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Loss Per Share

	Three Months ended March 31,
	2013	2012
Computation of loss per common share:
Net loss applicable to common shares	$(1,374,940)	$(1,607,199)
Weighted average number of common shares	123,137,188	119,061,376
Net loss per common share	$(0.01)	$(0.01)
Computation of loss per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.